
December 22, 2010

Mr. John B. Crowe
Chief Executive Officer
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, Tennessee 38112

> **Re: Buckeye Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 2, 2010**
> **File No. 001-14030**
> **Schedule 14A**
> **Filed September 22, 2010**

Dear Mr. Benstock:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Exhibits

1. We note that your Section 906 certifications attached as exhibits 32.1 and 32.2 refer to an annual report on Form 10-Q for the period ended March 31, 2010, rather than referring to this Form 10-K. Please file the correct certifications with an amendment to your Form 10-K including new 302 certifications.

2. We note that Exhibit 10.9, your amended and restated credit agreement, is missing schedules and exhibits. Please file this exhibit in its entirety with your amended Form 10-K.

Schedule 14A filed September 22, 2010

At-Risk Compensation Bonus, page 30
UltraFiber 500® Revenue, page 32

3. We note your statement in this section that appears to reference a payout based on 2010 UltraFiber 500® revenue whereas in the fifth paragraph on page 30 it appears that only Mr. Cook's ARC bonus had a component for UltraFiber 500® revenue *and* cash flow. Please advise us as to your use of UltraFiber 500® revenue and cash flow as a metric in the compensation of your named executive officers. If you contemplate revising this disclosure in future filings in response to our comment, please provide us with draft disclosure.

What factors are considered in decisions to modify compensation materially?, page 35

4. We note your statement here and elsewhere regarding targeting base salary and incentive compensation at between the 50th and 75th percentiles, respectively, of your peer group. In future filings, please provide quantitative disclosure as to where the base salary and incentive compensation fell as compared to your peer group. Please provide us with draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director